

December 8, 2010

By U.S. Mail and facsimile to (781) 246-2807

Ms. Barbara J. Fournier, Principal Financial Officer
FSP Galleria North Corp.
401 Edgewater Place
Wakefield, MA   01880

> **Re: FSP Galleria North Corp.**
> **Form 10-K for the year ended December 31, 2009**
> **Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 000-51940**

Dear Ms. Fournier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Note 2 – Summary of Significant Accounting Policies

Real Estate and Depreciation, page F-7

1. Please refer to your disclosure on pages 7-8 of your Form 10-K and pages 8-9 of your September 30, 2010 Form 10-Q that your sole property was leased to a single tenant, the lease expired on December 31, 2009, and you have been unable to re-lease your property. Further, refer to your disclosure of several impairment

factors, including the current economic downturn and continued decrease in rental rates in Dallas. Please tell us how you considered these factors, along with your current vacancy, in your impairment analysis as of December 31, 2009 and subsequent periods. Describe in detail the assumptions used and the conclusions reached.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Branch Chief